UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc

08 November 2017

COMPLETION OF REDEMPTION
PEARSON PLC
(the "Issuer")
US$300,000,000 4.625% Senior Notes Due 2018
(the "Notes")
ISIN of Notes represented by Rule 144A Global Notes: US705015AB12
ISIN of Notes represented by Regulation S Global Notes: USG69651AQ33

Pearson Plc announced today that it had completed the redemption of all $300 million aggregate principal amount of its 4.625% Guaranteed Senior Notes due 2018 at a redemption price of $1,018.90 per $1,000, plus accrued but unpaid interest through the 07 November, 2017 redemption date.

The Issuer has requested the cancellation of the listing of the Notes on the Official List of the United Kingdom Listing Authority.

For further information, please contact:

Paying Agent, Trustee and Calculation Agent:	The Bank of New York Mellon One Canada Square London E14 5AL
Issuer:	Pearson plc 80 Strand London WC2R 0RL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 08 November 2017
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary